CONRAD C. LYSIAK
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

May 20, 2005

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
101 F Street NE
Washington, D.C. 20549

RE:     Sydys Corporation
           Form SB-2 Registration Statement
           File No. 333-120893

Dear Mr. Owings:

In response to your letter of comments dated May 6, 2005, please be advised as follows:

Summary of Our Offering
  The information has been deleted.

Use of Proceeds
  The offering expenses will not be used to reimburse for expenses previously incurred. Disclosure has been provided.

Research and Development
  The disclosure requested has been provided.

Significant Assumptions
  The amount allocated for enhancements should be minimum amount be raised has been disclosed.

Mr. H. Christopher Owings
Securities and Exchange Commission
RE:     Sydys Corporation
           Form SB-2 Registration Statement
           File No. 333-120893
May 20, 2005

Other
  The financial statements have been updated and a new auditor's consent provided.

Sincerely,

/s/ Conrad C. Lysiak
Conrad C. Lysiak